Exhibit (a)(2)

Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey 08540

To Our Shareholders:

We are pleased to inform you that Intelligroup, Inc. (“Intelligroup”) has entered into a definitive agreement (the “Merger Agreement”) with NTT DATA CORPORATION (“Parent”) to be acquired by an indirect wholly owned subsidiary of Parent (“Purchaser”) for $4.65 per share in cash.

Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer for all of the outstanding shares of Intelligroup at a cash purchase price of $4.65 per share (the “Offer Price”). Accompanying this letter is (i) a copy of Intelligroup’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) the Offer to Purchase, dated June 21, 2010, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on July 19, 2010, unless the tender offer is extended.

If successful and subject to certain conditions set forth in the Merger Agreement, the tender offer will be followed by the merger of Purchaser with and into Intelligroup (the “Merger”). In this Merger, all non-tendered shares of common stock will be converted into the right to receive the same cash payment as in the tender offer, which is $4.65 net per share in cash, without interest.

The Board of Directors of Intelligroup has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the Merger, are advisable, fair to and in the best interests of Intelligroup’s shareholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the Merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF INTELLIGROUP UNANIMOUSLY RECOMMENDS THAT INTELLIGROUP SHAREHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED BY NEW JERSEY LAW, VOTE THEIR SHARES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT IN ACCORDANCE WITH THE APPLICABLE PROVISIONS OF NEW JERSEY LAW.

In arriving at its recommendations, Intelligroup’s Board of Directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that Intelligroup has filed with the Securities and Exchange Commission. These factors include the opinion of Credit Suisse Securities (USA) LLC, the financial advisor retained by the Board of Directors of Intelligroup, to the effect that the cash consideration to be received by the shareholders in the tender offer and the Merger is fair, from a financial point of view, to such shareholders. The full text of the Credit Suisse Opinion is attached as Annex A to the Schedule 14D-9.

The management and directors of Intelligroup thank you for the support you have given Intelligroup and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Sincerely,

/s/  Vikram Gulati
Vikram Gulati
President and Chief Executive Officer